Exhibit 99.13

Execution Version

EXCHANGE RIGHTS AGREEMENT

THIS EXCHANGE RIGHTS AGREEMENT (the “Agreement”) is made on June 29, 2021

AMONG:

MERCER PARK BRAND ACQUISITION CORP., a corporation organized under the laws of the Province of British Columbia (“Parent”)

and

MPB ACQUISITION CORP., a corporation organized under the laws of the State of Nevada (“Exchangeco”)

and

KYLE KAZAN, as the representative of the Class B Shareholders (the “Sellers’ Representative”)

WHEREAS, pursuant to the terms of the Merger Agreement, dated April 8, 2021 as amended by Amendment No. 1 thereto, dated as of June 18, 2021, and as further amended by Amendment No. 2 thereto, dated as of June 28, 2021 (collectively, “Merger Agreement”), among, inter alia, Parent, Exchangeco, Exchangeco’s wholly-owned merger subsidiary, GH Group, Inc. (“GH”), certain of GH’s shareholders sufficient to authorize the underlying merger under the Delaware General Corporation Law, and Kyle Kazan, as the GH shareholder representative, Exhangeco has become the owner of all of the issued and outstanding shares of GH Group, Inc., a Delaware corporation, in exchange for merger consideration made up of, in part, Class B voting exchangeable common shares of Exchangeco (the “Class B Shares”) issued to the persons (the “Class B Shareholders”) listed on Schedule A (the “Merger”);

WHEREAS, pursuant to the terms of the Merger Agreement, the Class B Shareholders have received Class B Shares on the date hereof;

WHEREAS, pursuant to the terms of and as a condition to closing of the Merger Agreement, the Parties have agreed to execute an exchange rights agreement in the form of this Agreement; and

WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements contained herein and in the Merger Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1.	Defined Terms. In this Agreement, each term capitalized herein and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions attaching to the Class B Shares set forth in the articles of incorporation of Exchangeco (the “Class B Share Provisions”), unless something in the subject matter or context is inconsistent therewith.

1.2.	Definitions. In this Agreement, the following terms shall have the following meanings:

“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (British Columbia), as amended, but the holders of Class B Shares that are parties to this Agreement shall not be deemed to be Affiliates of Parent or Exchangeco.

“Agreement” has the meaning ascribed thereto in the Recitals.

“Automatic Exchange Rights” means the benefit to each Class B Shareholder of the obligation of Parent to effect the automatic exchange of Class B Shares for the Class B Share Consideration (including Parent Subordinate Voting Shares) pursuant to Section 2.9.

“Class B Share Provisions” has the meaning ascribed thereto in Section 1.1.

“Class B Shareholders” means initially those Persons identified on Schedule A hereto, and after the date hereof, those Persons shown from time to time in the register maintained by or on behalf of Exchangeco in respect of the Class B Shares as holders of Class B Shares.

“Class B Shareholders’ Put Right” has the meaning ascribed thereto in Section 2.1.

“Class B Shares” has the meaning ascribed thereto in the Recitals.

“Code” means the Internal Revenue Code of 1986, as amended.

“Constating Documents” means the articles of incorporation and by-laws of Exchangeco, as amended from time to time.

“Control Transaction” means any of the following:

(1)	any person or group of persons acting jointly or in concert (within the meaning of Section 1.9 of National Instrument 62-104 – Take-Over Bids and Issuer Bids) (“NI 62-104”) acquires, directly or indirectly, control (as defined in NI 62-104) of Parent;

(2)	the shareholders of Parent shall have approved a merger, consolidation, recapitalization or reorganization of Parent, or, if shareholder approval is not sought or obtained, any such transaction shall have been consummated, in either case other than any such transaction which would result in at least 50% of the total voting power represented by the voting securities of the resulting entity outstanding immediately after such transaction being beneficially owned by holders of outstanding voting securities of Parent immediately prior to the transaction, with the voting power of each such continuing holder relative to such other continuing holders being not altered substantially in the transaction; or

(3)	the shareholders of Parent shall approve an agreement for the sale or disposition by Parent of all or substantially all of Parent’s consolidated assets, except for the transfer of assets to a subsidiary of Parent.

“Exchange” means Parent’s purchase from a Class B Shareholder of all or any part of the Class B Shares held by such Class B Shareholder in exchange for the Class B Share Consideration, all in accordance with the provisions of this Agreement and the Class B Share Provisions.

“Exchangeco” has the meaning ascribed thereto in the Recitals.

“Exchanged Shares” has the meaning ascribed thereto in Section 2.1.

“Insolvency Event” means the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be liquidated, dissolved or wound-up, or the consent of Exchangeco to the institution of bankruptcy, insolvency, liquidation, dissolution or winding up proceedings against it, or the filing of a petition, answer or consent seeking liquidation, dissolution or winding up under any bankruptcy, insolvency or analogous laws in any jurisdiction, and the failure by Exchangeco to contest in good faith any such proceedings instituted by any Person other than Exchangeco commenced in respect of Exchangeco within 30 days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, or the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due, or Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to purchase any Retracted Shares pursuant to the Class B Share Provisions.

“Later Redemption Date” has the meaning ascribed thereto in Section 4.1.

“Liquidation Call Purchase Price” has the meaning ascribed thereto in Section 3.1.

“Liquidation Call Right” has the meaning ascribed thereto in Section 3.1.

“Liquidation Event” has the meaning ascribed thereto in Section 2.9(1).

“Liquidation Event Effective Date” has the meaning ascribed thereto in Section 2.9(2).

“Liquidation Event Purchase Price” has the meaning ascribed thereto in Section 2.9(2).

“Merger” has the meaning ascribed thereto in the Recitals.

“Notice of Exercise” has the meaning ascribed thereto in Section 2.3(2).

“Officer’s Certificate” means, with respect to Parent, Exchangeco or any Affiliate thereof, as the case may be, a certificate signed by any authorized officer or director of Parent, Exchangeco or any Affiliate thereof, as the case may be.

“Parent” has the meaning ascribed thereto in the Recitals.

“Parent Call Notice” has the meaning ascribed thereto in Section 5.2.

“Parent Subordinate Voting Shares” means the subordinate voting shares of Parent and shall include, the Restricted Voting Shares (as defined in Parent’s articles, as amended) and the Limited Voting Shares (as defined in Parent’s articles, as amended), and any such other securities into which such shares may be converted or exchanged.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and “Parties” means every Party.

“Merger Agreement” has the meaning ascribed thereto in the Recitals.

“Redemption Call Event” means the receipt by Parent of a Redemption Notice pursuant to Article 8 of the Class B Share Provisions.

“Redemption Call Right” has the meaning ascribed thereto in Section 4.1.

“Redemption Call Purchase Price” has the meaning ascribed thereto in Section 4.1.

“Resident” means a resident of the United States for purposes of the Code.

“Retracted Shares” has the meaning ascribed thereto in Section 2.5.

“Retraction Call Notice” has the meaning ascribed thereto in Section 5.1.

“Retraction Call Purchase Price” has the meaning ascribed thereto in Section 5.1.

“Retraction Call Right” has the meaning ascribed thereto in Section 5.1.

1.3.	Headings; Article and Section References. The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4.	Number and Gender. Unless the context requires otherwise, words importing the singular shall include the plural and vice versa and words importing gender shall include all genders.

1.5.	Business Days. If any date on which any action is required to be taken under this Agreement is not a Business Day, then such action shall be required to be taken on the next succeeding Business Day.

1.6.	Payments. All payments to be made hereunder will be made without interest and less any amounts on account of tax properly withheld in accordance with applicable law and Section 13.3 of the Class B Share Provisions.

1.7.	Currency and Currency Conversion. The provisions of the Class B Share Provisions respecting currency matters and currency conversion are incorporated by reference into this Agreement.

ARTICLE 2

EXCHANGE RIGHT

2.1.	Grant of Put Right. Subject to Parent’s call rights under this Agreement, Parent hereby grants to each of the Class B Shareholders the right, exercisable at any time and from time to time, to require Parent to purchase from such Class B Shareholder all or any part of the Class B Shares held by such Class B Shareholder (the “Exchanged Shares”), all in accordance with the provisions of this Agreement and the Class B Share Provisions (the “Class B Shareholders’ Put Right”).

2.2.	Purchase Price.

(1)	The purchase price payable by Parent for each Class B Share to be purchased by Parent upon the exercise of the Class B Shareholders’ Put Right shall be an amount per Class B Share equal to the Class B Share Consideration on the last Business Day prior to the consummation of such purchase.

(2)	In connection with each exercise by a Class B Shareholder of the Class B Shareholders’ Put Right, Parent will provide to the Class B Shareholders exercising such rights an Officer’s Certificate setting forth the calculation of the Class B Share Consideration.

(3)	Payment of the Class B Share Consideration in respect of each Class B Share so purchased shall be satisfied by Parent by (i) issuing to each holder of such Class B Share the number of Parent Subordinate Voting Shares for which such Class B Share is exchangeable in accordance with Article 5 of the Class B Share Provisions (which shares shall be fully paid and shall be free and clear of any lien, claims or encumbrance) and (ii) delivering to each holder of such Class B Share the Additional Amount payable thereon, less any amounts withheld on account of tax in accordance Section 13.3 of the Class B Share Provisions.

2.3.	Exercise Instructions.

(1)	Subject to the terms and conditions herein, a Class B Shareholder shall be entitled at any time and from time to time, to exercise the Class B Shareholders’ Put Right with respect to all or any part of the Class B Shares registered in the name of such Class B Shareholder on the books of Exchangeco.

(2)	To exercise the Class B Shareholders’ Put Right, the Class B Shareholder shall deliver to Parent, in person or by certified or registered mail, at its principal executive office or at such other place in North America as Parent may from time to time designate by written notice to the Class B Shareholders, the certificates representing the Class B Shares which such Class B Shareholder desires Parent to purchase (or a lost stock certificate affidavit in a form reasonably satisfactory to Exchangeco), duly endorsed in blank, and accompanied by such other documents and instruments as may reasonably be required to effect a transfer of Class B Shares under applicable law and the Constating Documents, together with (a) a duly completed notice of exercise (the “Notice of Exercise”) of the Class B Shareholders’ Put Right, in the form attached hereto as Schedule B, stating: (i) that the Class B Shareholder thereby exercises the Class B Shareholders’ Put Right, as applicable, so as to require Parent to purchase from such Class B Shareholder the number of Class B Shares specified therein; (ii) that such Class B Shareholder has good title to and owns all such Class B Shares to be acquired by Parent free and clear of all liens, claims and encumbrances; (iii) that such Class B Shareholder is a Resident; (iv) the name(s) in which the certificates representing Parent Subordinate Voting Shares issuable in connection with the exercise of the Class B Shareholders’ Put Right are to be issued; (v) the name(s) and address(es) of the persons to whom such certificates representing Parent Subordinate Voting Shares should be delivered; and (vi) that it will provide Parent or any of its Affiliates with such representations or certificates as are reasonably requested by Parent or any of its Affiliates in order to comply with the applicable securities legislation, and (b) payment (or evidence of payment satisfactory to Parent) of the taxes, if any, payable as contemplated by Section 7.6.

(3)	If only a part of the Class B Shares represented by any certificate or certificates delivered to Parent are to be purchased by Parent or an Affiliate of Parent under the Class B Shareholders’ Put Right, then a new certificate for the balance of such Class B Shares shall be issued to such Class B Shareholder by Exchangeco.

2.4.	Delivery of Parent Subordinate Voting Shares; Effect of Exercise. Promptly after receipt of the certificates representing the Class B Shares which the Class B Shareholder desires Parent to purchase pursuant to the Class B Shareholders’ Put Right (or a lost stock certificate affidavit in a form reasonably satisfactory to Exchangeco), together with such documents and instruments of transfer and a duly completed form of Notice of Exercise of the Class B Shareholders’ Put Right, Parent shall deliver or cause to be delivered to the holder of such Class B Shares (or to such other Persons, if any, properly designated by such Class B Shareholder), the Class B Share Consideration deliverable in connection with the exercise of the Class B Shareholders’ Put Right. At the close of business on the second Business Day after the receipt by Parent of the Notice of Exercise in respect of the Class B Shareholders’ Put Right as provided in this Section 2.4, the closing of the transaction of purchase and sale contemplated hereby shall be deemed to have occurred, and the holder of such Class B Shares shall be deemed to have transferred to Parent all of its right, title and interest in and to such Class B Shares, and the Class B Shareholders’ Put Right and the Automatic Exchange Rights attaching thereto shall be extinguished, and the Class B Shareholder shall cease to be a holder of such Class B Shares, and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its total Class B Share Consideration therefor, unless such Class B Share Consideration is not delivered by Parent to such Class B Shareholder (or to such other Persons, if any, properly designated by such Class B Shareholder), within five Business Days of the date of the Notice of Exercise, in which case the rights of the Class B Shareholder shall remain unaffected until such Class B Share Consideration is so delivered and any check included therein is delivered and paid. Concurrently with such Class B Shareholder ceasing to be a holder of Class B Shares, such Class B Shareholder shall be considered and deemed for all purposes to be the holder of the Parent Subordinate Voting Shares delivered to such Class B Shareholder pursuant to the Class B Shareholders’ Put Right.

2.5.	Exercise of Class B Shareholders’ Put Right Subsequent to Retraction. In the event that a Class B Shareholder has exercised its right under the Class B Share Provisions to require Exchangeco to redeem any or all of the Class B Shares held by such Class B Shareholder (the “Retracted Shares”) and is notified by Exchangeco pursuant to the Class B Share Provisions that Exchangeco is not permitted as a result of solvency requirements or other provisions of applicable law to redeem all such Retracted Shares, and provided that Parent shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Class B Shareholder has not revoked the Retraction Request delivered by the Class B Shareholder to Exchangeco pursuant to the Class B Share Provisions, the Retraction Request will constitute and will be deemed to constitute notice from the Class B Shareholder to Parent to exercise the Class B Shareholders’ Put Right with respect to those Retracted Shares which Exchangeco is unable to redeem. In any such event, Exchangeco hereby agrees with the Class B Shareholder to immediately notify the Class B Shareholder of such prohibition against Exchangeco redeeming all of the Retracted Shares and to immediately forward or cause to be forwarded to Parent all relevant materials delivered by the Class B Shareholder to Exchangeco in connection with such proposed redemption of the Retracted Shares (including, without limitation, a copy of the Retraction Request delivered pursuant to the Class B Share Provisions) and Parent will thereupon purchase such shares in accordance with this Article 2.

2.6.	Notice of Insolvency Event. As soon as practicable but in no event later than 5 Business Days following the occurrence of an Insolvency Event or any event which with the giving of notice or the passage of time or both would be an Insolvency Event, each of Parent and Exchangeco shall give written notice thereof to each Class B Shareholder, which notice shall contain a brief statement of the right of the Class B Shareholders with respect to the Class B Shareholders’ Put Right.

2.7.	Call Rights. The Liquidation Call Right, the Retraction Call Right and the Redemption Call Right are hereby acknowledged and confirmed by the Parties, and it is agreed and acknowledged that such rights are granted as part of the consideration for the obligations of Parent and Exchangeco under this Agreement.

2.8.	Grant of Automatic Exchange Rights. Parent hereby grants the Automatic Exchange Rights to the Class B Shareholders.

2.9.	Automatic Exchange on Liquidation of Parent.

(1)	Parent will give each Class B Shareholder written notice of each of the following events (each a “Liquidation Event”) at the time set forth below:

(a)	in the event of any determination by the board of directors of Parent to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Parent or to effect any other distribution of assets of Parent among its stockholders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b)	as soon as practicable but in no event later than 5 Business Days following the earlier of:

(i)	receipt by Parent of notice of; and

(ii)	Parent’s otherwise becoming aware of,

any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Parent or to effect any other distribution of assets of Parent among its stockholders for the purpose of winding up its affairs, in each case where Parent has failed to contest in good faith any such proceeding commenced in respect of Parent within 30 days of becoming aware thereof.

Such notice shall include a brief description of the automatic exchange of Class B Shares for Parent Subordinate Voting Shares provided for in Section 2.9(2).

(2)	In order that the Class B Shareholders will be able to participate on a pro rata basis with the holders of Parent Subordinate Voting Shares in the distribution of assets of Parent in connection with a Liquidation Event, immediately prior to the effective date of a Liquidation Event (the "Liquidation Event Effective Date"), subject to each of the Liquidation Call Right and Class B Shareholders' Put Right (if applicable) not having been exercised, each of the then outstanding Class B Shares shall be automatically exchanged for Parent Subordinate Voting Shares and payment of the Additional Amount payable thereon. To effect such automatic exchange, Parent shall be deemed to have purchased each outstanding Class B Share held by Class B Shareholders on the Liquidation Event Effective Date, and each Class B Shareholder shall be deemed to have sold the Class B Shares held by it at such time to Parent, for an amount per share equal to the Class B Share Consideration applicable on the Business Day prior to the Liquidation Event Effective Date (collectively, the "Liquidation Event Purchase Price"). In connection with the Automatic Exchange Rights, Parent will provide to the Class B Shareholders an Officer's Certificate setting forth the calculation of the Class B Share Consideration. The purchase price for each Class B Share so purchased may only be satisfied by Parent delivering or causing to be delivered to a Class B Shareholder such number of Parent Subordinate Voting Shares and the Additional Amount determined in the manner set out in Section 2.2(3) (as if such Section were in respect of the Automatic Exchange Rights) in satisfaction of the Class B Share Consideration less any amounts on account of tax properly withheld in accordance with Section 13.3 of the Class B Share Provisions.

(3)	On the Liquidation Event Effective Date, the closing of the transaction of purchase and sale of Class B Shares contemplated under Section 2.9(2) shall be deemed to have occurred, and each Class B Shareholder shall be deemed to have transferred to Parent all of such Class B Shareholder's right, title and interest in and to such Class B Shares and the Class B Shareholders' Put Right and the Automatic Exchange Rights attaching thereto, except that each Class B Shareholder shall have the right to receive such holder's proportionate part of the total Liquidation Event Purchase Price payable to such Class B Shareholder by Parent (less any amounts on account of tax properly withheld in accordance with Section 13.3 of the Class B Share Provisions in respect of the specific Class B Shareholder) upon presentation and surrender by such Class B Shareholder of Class B Share certificates (or a lost stock certificate affidavit in a form reasonably satisfactory to Parent), duly endorsed in blank and accompanied by such instruments of transfer as Parent may reasonably require including, without limitation, a representation and warranty that the Class B Shareholder is a Resident. Concurrently with each such Class B Shareholder ceasing to be a Class B Shareholder, such Class B Shareholder shall be considered and deemed for all purposes to be the holder of the Parent Subordinate Voting Shares issued to it as the Class B Share Consideration pursuant to the automatic exchange of Class B Shares set forth in Section 2.9(2), and Parent shall promptly deliver or cause to be delivered to each such Class B Shareholder certificates representing the Parent Subordinate Voting Shares issued to the Class B Shareholder by Parent pursuant to such automatic exchange.

2.10.	Parent Subordinate Voting Shares.

(1)	Without limiting any other provision set forth herein, in the event Exchangeco becomes obligated to deliver any Class B Share Consideration pursuant to the Class B Share Provisions (including, without limitation, pursuant to Section 5.1 thereof), Parent shall issue and deliver or cause to be delivered to each applicable Class B Shareholder (or to such other Persons, if any, properly designated by such Class B Shareholder) such number of Parent Subordinate Voting Shares as are deliverable in connection with such Class B Share Consideration in accordance with the applicable terms thereof.

(2)	Parent shall at all times when the Class B Shares shall be outstanding, reserve and keep available out of its authorized but unissued share capital, for the purpose of effecting the purchase or exchange of Class B Shares as set forth in this Agreement and the Class B Share Provisions, such number of its duly authorized Parent Subordinate Voting Shares as shall from time to time be sufficient to effect the purchase or exchange of all outstanding Class B Shares pursuant to the terms of this Agreement and the Class B Share Provisions; and if at any time the number of authorized but unissued Parent Subordinate Voting Shares shall not be sufficient to effect the purchase or exchange of all then outstanding Class B Shares pursuant to the terms of this Agreement and the Class B Share Provisions, Parent shall take such corporate action as may be necessary to increase its authorized but unissued Parent Subordinate Voting Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to Parent’s articles, as amended.

(3)	Parent hereby represents, warrants and covenants that all Parent Subordinate Voting Shares issuable as required under this Agreement have been duly authorized and reserved for issuance, and when issued, will be validly issued as fully paid and non-assessable shares in the capital of Parent and shall be free and clear of any lien, claim or encumbrance other than restrictions on transfer under applicable securities laws and pursuant to any agreements entered into by the Class B Shareholder (including lock-up agreements).

2.11.	Restricted Securities. The Class B Shareholders acknowledge and agree that neither the Class B Shares nor the Parent Subordinate Voting Shares issuable in exchange therefor have been registered under the US Securities Act of 1933 or under any U.S. state securities laws, and therefore, will be “restricted securities” within the meaning of Rule 144(a)(3) of the US Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. Person except pursuant to a registration statement under the US Securities Act of 1933 or an exemption therefrom.

ARTICLE 3

LIQUIDATION CALL RIGHT

3.1.	Liquidation Call Right. Subject to the requirements of Section 3.2, Parent shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco and notwithstanding Article 6 of the Class B Share Provisions, to purchase from all, but not less than all, of the Class B Shareholders (other than any Class B Shareholder which is an Affiliate of Parent) on the Liquidation Date all, but not less than all, of the Class B Shares held by each such Class B Shareholder on payment by Parent to each such Class B Shareholder an amount per Class B Share equal to the Class B Share Consideration applicable on the Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”). In the event of the exercise of the Liquidation Call Right by Parent, each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent) shall be obligated to sell all the Class B Shares held by such Class B Shareholder to Parent on the Liquidation Date on payment by Parent to the Class B Shareholder of the Liquidation Call Purchase Price, less any amounts on account of tax properly withheld in accordance with Section 13.3 of the Class B Share Provisions, for each such Class B Share, and Exchangeco shall have no obligation to pay the Liquidation Amount under Article 6 of the Class B Share Provisions to the holders of such Class B Shares so purchased by Parent.

3.2.	Notice of Exercise of Liquidation Call Right. To exercise the Liquidation Call Right, Parent must notify the Class B Shareholders and Exchangeco of Parent’s intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco. If Parent duly exercises the Liquidation Call Right in accordance with Sections 3.1, 3.2 and 3.3, on the Liquidation Date, Parent will purchase, and each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent) will sell, all of the outstanding Class B Shares held by such Class B Shareholder for a price per Class B Share equal to the Liquidation Call Purchase Price, which price shall be satisfied in the manner set forth in Section 3.3, and the Class B Shareholders will not receive the Liquidation Amount under Article 6 of the Class B Share Provisions.

3.3.	Exercise of Liquidation Call Right. For the purposes of completing the purchase of the Class B Shares pursuant to the exercise of the Liquidation Call Right, Parent shall deliver or cause to be delivered to the Class B Shareholders the Liquidation Call Purchase Price for each Class B Share held by such Class B Shareholder, on or before the Liquidation Date, upon presentation and surrender, by delivery in person or by certified or registered mail, at the principal executive office of Parent, or at such other place in North America as Parent may from time to time designate by written notice to the Class B Shareholders, of the certificates representing such Class B Shares (or a lost stock certificate affidavit in a form reasonably satisfactory to Parent), together with such other documents and instruments as may be reasonably required to effect a transfer of Class B Shares under applicable law and the Constating Documents, including a representation and warranty by each holder of Class B Shares to be redeemed that such Class B Shareholder is a Resident. Payment of the Liquidation Call Purchase Price shall be made by delivery to each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent), at the address of the holder recorded in the register of shareholders of Exchangeco or if requested by the Class B Shareholder by holding for pick-up by the holder at the principal executive office of Exchangeco, of the Class B Share Consideration (satisfied in the manner set forth in Section 2.2(3)) less any amounts on account of tax properly withheld in accordance with Section 13.3 of the Class B Share Provisions. Upon such payment of the total Liquidation Call Purchase Price on the Liquidation Date, the Class B Shareholders (other than any Class B Shareholder which is an Affiliate of Parent) shall thereafter be considered and deemed for all purposes to be the holders of Parent Subordinate Voting Shares delivered to them as part or all of the Class B Share Consideration notwithstanding that the certificate or certificates (or a lost stock certificate affidavit in a form reasonably satisfactory to Parent) representing such Class B Shares have not been delivered by the holder or holders thereof to Parent.

ARTICLE 4

REDEMPTION CALL RIGHT

4.1.	Redemption Call Right. Upon the occurrence of a Redemption Call Event, Parent shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Class B Shares by Exchangeco pursuant to Article 8 of the Class B Share Provisions, to purchase from all but not less than all of the Class B Shareholders (other than any Class B Shareholder which is an Affiliate of Parent) on the Redemption Date or, if the Class B Shares have not otherwise been redeemed or retracted by such date, any date following the Redemption Date (the “Later Redemption Date”), all but not less than all of the Class B Shares held by each such holder on payment by Parent to each Class B Shareholder an amount per Class B Share (the “Redemption Call Purchase Price”) equal to the Class B Share Consideration on the last Business Day prior to the Redemption Date or the Later Redemption Date, as applicable. In the event of the exercise of the Redemption Call Right by Parent, each Class B Shareholder shall be obligated to sell all the Class B Shares held by the Class B Shareholder to Parent on the Redemption Date or the Later Redemption Date, as applicable, on payment by Parent to the Class B Shareholder of the Redemption Call Purchase Price for each such Class B Share, and Exchangeco shall have no obligation to redeem such Class B Shares so purchased by Parent.

4.2.	Notice of Exercise of Redemption Call Right. To exercise the Redemption Call Right, Parent must notify (i) Exchangeco of Parent’s intention to exercise such right within five Business Days of receiving the Redemption Notice from Exchangeco in accordance with Section 8.2(a) of the Class B Share Provisions and (ii) the Class B Shareholders in accordance with Section 8.2(b) of the Class B Share Provisions as if references to Exchangeco therein were to Parent. If Parent exercises the Redemption Call Right then, on the Redemption Date or the Later Redemption Date, as applicable, Parent will purchase, and each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent) will sell, all of the outstanding Class B Shares held by such Class B Shareholder on the Redemption Date or the Later Redemption Date, as applicable, for a price per Class B Share equal to the Redemption Call Purchase Price.

4.3.	Exercise of Redemption Call Right. For the purposes of completing the purchase of the Class B Shares pursuant to the exercise of the Redemption Call Right, Parent shall, on or before the Redemption Date or the Later Redemption Date, as applicable, deliver or cause to be delivered to the holders of the Class B Shares the Redemption Call Purchase Price for each Class B Share to be purchased, upon presentation and surrender at the principal executive office of Parent of the certificates representing such Class B Shares (or a lost stock certificate affidavit in a form reasonably satisfactory to Parent), together with such other documents and instruments as may be reasonably required to effect a transfer of Class B Shares under applicable law and the Constating Documents, including a representation and warranty by each holder of Class B Shares to be purchased that such Class B Shareholder is a Resident. Payment of the total Redemption Call Purchase Price for such Class B Shares shall be made by delivery to each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent), at the address of the holder recorded in the register of shareholders of Exchangeco or if requested by the Class B Shareholder by holding for pick-up by the holder at the principal executive office of Exchangeco, of the Class B Share Consideration (satisfied in the manner set forth in Section 2.2(3)) less any amounts on account of tax properly withheld in accordance with Section 13.3 of the Class B Share Provisions. Provided that the total Redemption Call Purchase Price is delivered or paid on the Redemption Date or the Later Redemption Date, as applicable, the Class B Shareholders (other than any Class B Shareholder which is an Affiliate of Parent ) shall thereafter be considered and deemed for all purposes to be the holders of Parent Subordinate Voting Shares delivered to them. If Parent does not exercise the Redemption Call Right in the manner described above, on the Redemption Date or the Later Redemption Date, as applicable, the holders of the Class B Shares so redeemed by Exchangeco will be entitled to receive in exchange therefor the Redemption Price otherwise payable by Exchangeco pursuant to Article 8 of the Class B Share Provisions.

ARTICLE 5

RETRACTION CALL RIGHT

5.1.	Retraction Call Right. Upon receipt by Exchangeco of a Retraction Request, Exchangeco shall immediately notify Parent in writing thereof (a “Retraction Call Notice”) and shall provide to Parent a copy of the Retraction Request. Upon receipt by Parent of a Retraction Call Notice, Parent shall have the right (the “Retraction Call Right”), notwithstanding Article 7 of the Class B Share Provisions, to purchase from each such Class B Shareholder that has delivered a Retraction Request on the Retraction Date all but not less than all of the Class B Shares that are subject to the Retraction Request held by such holder on payment by Parent to each such Class B Shareholder an amount per Class B Share (the “Retraction Call Purchase Price”) equal to the Class B Share Consideration on the last Business Day prior to the Retraction Date.

5.2.	Notice of Exercise of Retraction Call Right. In order to exercise the Retraction Call Right, Parent must notify in writing each of Exchangeco and the holder of Class B Shares that has tendered a Retraction Request of Parent’s determination to exercise the Retraction Call Right (the “Parent Call Notice”) within five Business Days of receiving a Retraction Call Notice. If Parent delivers the Parent Call Notice within such five Business Day period, and provided that the Retraction Request is not withdrawn by the holder in the manner specified in Section 7.6 of the Class B Share Provisions, the Retraction Request shall thereupon be considered to be an offer by the holder to sell the Retracted Shares to Parent in accordance with the Retraction Call Right. In such event, Exchangeco shall not redeem the Retracted Shares and Parent shall purchase from such holder and such holder shall sell to Parent on the Retraction Date the Retracted Shares for a purchase price per Class B Share equal to the Retraction Call Purchase Price. The closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Exchangeco of such Retracted Shares shall take place on the Retraction Date. In the event that Parent does not deliver a Parent Call Notice within such five (5) Business Day period, and provided that the Retraction Request is not withdrawn by the holder in the manner specified in Section 7.6 of the Class B Share Provisions, Exchangeco shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Article 7 of the Class B Share Provisions.

5.3.	Exercise of Retraction Call Right. For the purposes of completing the purchase of the Class B Shares pursuant to the exercise of the Retraction Call Right, Parent shall, on or before the Retraction Date, deliver or cause to be delivered to the holders of the Class B Shares the Retraction Call Purchase Price for each Class B Share to be purchased, upon presentation and surrender at the principal executive office of Exchangeco of the certificates representing such Class B Shares (or a lost stock certificate affidavit in a form reasonably satisfactory to Exchangeco), together with such other documents and instruments as may be reasonably required to effect a transfer of Class B Shares under applicable law and the Constating Documents, including a representation and warranty by each holder of Class B Shares to be purchased that such Class B Shareholder is a Resident. Payment of the total Retraction Call Purchase Price for such Class B Shares shall be made by delivery to each Class B Shareholder, at the address of the holder recorded in the register of shareholders of Exchangeco or if requested by the Class B Shareholder by holding for pick-up by the holder at the principal executive office of Exchangeco, of the Class B Share Consideration (satisfied in the manner set forth in Section 2.2(3)) less any amounts on account of tax properly withheld in accordance with Section 13.3 of the Class B Share Provisions. Provided that the total Retraction Call Purchase Price is delivered or paid on the Retraction Date, each such Class B Shareholder shall thereafter be considered and deemed for all purposes to be the holder of Parent Subordinate Voting Shares delivered to it.

ARTICLE 6

SHAREHOLDER PROTECTIVE RIGHTS

6.1.	Parent Shareholder Rights. Each Class B Shareholder acknowledges and agrees that unless and until its Class B Shares are exchanged for Parent Subordinate Voting Shares pursuant to this Agreement or the Class B Share Provisions, it has no rights to vote at any meetings of shareholders of Parent at which holders of Parent Subordinate Voting Shares are entitled to vote or with respect to any written consents sought by Parent from its shareholders including the holders of Parent Subordinate Voting Shares, including those matters which, under applicable law, require the holders of Parent Subordinate Voting Shares to vote on and/or approve as a separate class; provided that this Section 6.1 shall not in any way limit or restrict the rights of such Class B Shareholder in its capacity as a holder of Parent Subordinate Voting Shares or multiple voting shares of Parent.

6.2.	Parent Shareholder Information.

(1)	Parent, its Affiliates or its representatives shall promptly mail or cause to be mailed (or otherwise communicate in the same manner as Parent utilizes in communications to holders of Parent Subordinate Voting Shares subject to applicable regulatory requirements) to each of the Class B Shareholders copies of all mailings and communications that it sends to holders of Parent Subordinate Voting Shares, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Parent to the holders of Parent Subordinate Voting Shares.

(2)	Any written materials distributed by Parent pursuant to this Section 6.2 shall be sent by mail (or otherwise communicated in the same manner as Parent utilizes in communications to holders of Parent Subordinate Voting Shares subject to applicable regulatory requirements) to each Class B Shareholder at its address as shown on the books of Exchangeco, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Parent to the holders of Parent Subordinate Voting shares.

6.3.	Prohibition on Additional Shareholders. Exchangeco shall not, without the approval of the Class B Shareholders in accordance with Section 11.2 of the Class B Share Provisions, issue equity securities, nor securities convertible into or exchangeable for equity securities, of Exchangeco to any Person other than (i) to the Class B Shareholders, or (ii) to Parent.

6.4.	Certain Parent Covenants. Parent hereby covenants in favor of Exchangeco and each Class B Shareholder, solely in Parent’s capacity as controlling stockholder of Exchangeco, to do and cause Exchangeco to do all such things, take all necessary steps and pay such amounts as is necessary for Exchangeco to comply with its obligations under the Class B Share Provisions, except to the extent otherwise approved by the Class B Shareholders in accordance with Section 11.2 of the Class B Share Provisions. Without limiting the generality of the foregoing, Parent shall not declare, pay or set aside any dividends or other distributions on Parent Subordinate Voting Shares unless Parent shall first pay and contribute to Exchangeco cash or other property, as applicable, in such amount and of such type as shall be necessary for Exchangeco to declare and pay to the Class B Shareholders the entire Corresponding Dividend with respect to such dividend or other distribution on Parent Subordinate Voting Shares in accordance with Section 3.1 of the Class B Share Provisions.

ARTICLE 7

GENERAL

7.1.	Term. This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Class B Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Class B Shares, including pursuant to the Merger Agreement) are held by any Person other than Parent or any of its Affiliates.

7.2.	Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

7.3.	Amendments, Modifications. This Agreement may not be amended or modified except by an agreement in writing executed by Parent and Exchangeco and approved by the Class B Shareholders in accordance with Section 11.2 of the Class B Share Provisions. At all times upon the occurrence of any event as a result of which either the Parent Subordinate Voting Shares or the Class B Shares or both are in any way to be changed (including, without limitation, in any manner described in Article 12 of the Class B Share Provisions), this Agreement shall prior to or simultaneously with the change be amended and modified as necessary in order that it will apply with full force and effect, mutatis mutandis, to all new securities into which Parent Subordinate Voting Shares or Class B Shares or both are so to be changed, and provided that such amendments and modifications do not adversely affect any economic or other attributes of the Class B Shares.

7.4.	Meeting to Consider Amendments. Exchangeco, at the request of Parent, shall call a meeting or meetings of the Class B Shareholders for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 7.3. Any such meeting or meetings shall be called and held in accordance with the Constating Documents, the Class B Share Provisions and all applicable laws.

7.5.	Treatment of the Exchange. The Parties acknowledge and agree that the Exchange should qualify as a “reorganization” under Section 368 of the Code. The Parties agree to report the Exchange for all U.S. federal income tax purposes accordingly and each Party agrees to refrain from any action that could cause the Exchange to not qualify as a “reorganization” under Section 368 of the Code. Notwithstanding the foregoing, the Parties acknowledge and agree that the Class B Shareholders have relied upon the advice of their own tax advisors and, subject to this Section 7.5, and except as may be set forth in the Merger Agreement or in any other agreement among the applicable parties hereto, no Party has any liability to any other for the tax consequences of the Exchange, including, without limitation, the qualification of the exchange under Section 368 of the Code.

7.6.	Taxation. For purposes of this Agreement, upon any sale of Class B Shares to Parent pursuant to the Class B Shareholders’ Put Right, the Liquidation Call Right, the Redemption Call Right or the Retraction Call Right, the share certificate or certificates representing Parent Subordinate Voting Shares to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Class B Shareholder or in such names as such Class B Shareholder may otherwise direct in writing, without charge to the Class B Shareholder. The Class B Shareholders acknowledge that Section 13.3 of the Class B Share Provisions gives Parent, Exchangeco and their Affiliates rights of withholding in respect of applicable taxes which may be required to be deducted or withheld upon the payment of a dividend or any other amounts payable to any Class B Shareholder, and that Section 13.3 of the Class B Share Provisions shall apply in respect of any amount of tax required to be withheld from a payment to a Class B Shareholder hereunder.

7.7.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, representatives, successors and permitted assigns.

7.8.	Notices to Parties. Any notice, request or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if delivered pursuant to the provisions of Section 10.2 of the Merger Agreement. Any party hereto may by notice so given change its address for future notice hereunder.

7.9.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. The transmission by facsimile or pdf of a copy of the execution page hereof reflecting the execution of this Agreement by any Party shall be effective to evidence that Party’s intention to be bound by this Agreement and that Party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

7.10.	Governing Law. Section 10.4 of the Merger Agreement regarding governing law, jurisdiction, and dispute resolution shall apply to this Agreement, mutatis mutandis. THE PARTIES EXPRESSLY WAIVE ANY RIGHT THEY MAY HAVE TO A JURY TRIAL TO THE EXTENT PERMITTED UNDER APPLICABLE LAW.

7.11.	Undertaking of Parent. Parent hereby acknowledges the provisions of this Agreement and, indirectly through its control of other entities (including Exchangeco), undertakes to: (i) maintain the solvency of Exchangeco while any Class B Shares are held by Class B Shareholders, (ii) cause Exchangeco to take all actions necessary in order for it to comply with its obligations hereunder and under the Class B Share Provisions, and (iii) other than with respect to a Control Transaction or Liquidation Event, refrain from taking any actions without the approval of the Class B Shareholders in accordance with Section 11.2 of the Class B Share Provisions that would require a Class B Shareholder to exchange its Class B Shares.

7.12.	No Duplication. Notwithstanding any provisions in this Agreement and Exchangeco’s articles of incorporation, as amended, to the contrary, no Class B Shareholder shall receive duplicate rights and privileges upon the occurrence of the same event. This prohibition on duplication applies with respect to all dividends, distributions, rights offerings, stock splits, consolidations, recapitalization, reorganizations and any other right or privilege applicable to them.

7.13.	Breach. A breach by Exchangeco of any of its obligations under this Agreement will not impact the rights and obligations of the other Parties to this Agreement.

7.14.	Third Party Beneficiaries. Each Class B Shareholder shall be an express third party beneficiary of this Agreement, and the Sellers’ Representative shall have full power to enforce this Agreement on behalf of each such Class B Shareholder.

[Signature Pages Follow]

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first above written.

PARENT:

Mercer Park Brand Acquisition Corp.

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: Chief Executive Officer

EXCHANGECO:

MPB Acquisition Corp.

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: Chief Executive Officer

(signed) “Kyle Kazan”
KYLE KAZAN, in his capacity as the Sellers’ Representative

SCHEDULE A

CLASS B SHAREHOLDERS

[Redacted – Personal Information.]

SCHEDULE B

NOTICE OF EXERCISE

To:	Mercer Park Brand Acquisition Corp. (“Parent”)

And To:	MPB Acquisition Corp. (“Exchangeco”)

Re:	Class B Shares of Exchangeco

THE UNDERSIGNED holder of Class B Shares in the capital of Exchangeco (the “Class B Shares”) hereby exercises the Class B Shareholders’ Put Right so as to require Parent to purchase                                          [Fill in Number] Class B Shares (the “Exchanged Shares”) registered in the name of the undersigned, subject to the rights, privileges, restrictions and conditions attached to the Class B Shares (the “Class B Share Provisions”). All capitalized words used in this notice have the respective meanings assigned thereto in the Class B Share Provisions. The undersigned presents and surrenders with this notice of exercise a certificate or certificates representing the Exchanged Shares (or a lost stock certificate affidavit with respect thereto). The undersigned hereby acknowledges that a failure to present and surrender to Parent the certificate or certificates representing the Exchanged Shares (or a lost stock certificate affidavit in a form reasonably satisfactory to Parent with respect thereto) shall invalidate this notice of exercise.

THE UNDERSIGNED hereby represents and warrants that the undersigned:

(a)	has good title to and owns all of the Exchanged Shares free and clear of all liens, claims and encumbrances;

(b)	is a resident of the United States for purposes of the Code; and

(c)	shall, if requested, provide Parent, and/or Exchangeco with such representations or certificates as are reasonably requested by Parent in order to comply with applicable securities legislation.

DATED this        day of                     , 20  .

(signed by holder of Exchanged Shares)

(print name of holder)

(print the name and address in which the certificate representing Parent Subordinate Voting Shares is to be registered)	(print the name and address in which the certificate representing Class B Shares not forming part of the Exchanged Shares, if any, is to be registered)

(print the address at which the certificate representing Parent Subordinate Voting Shares is to be delivered - if left blank, such certificate shall be held for pick-up by the holder at the principal executive office of Exchangeco)	(print the address at which the certificate representing Class B Shares not forming part of the Exchanged Shares, if any, is to be delivered - if left blank, such certificate shall be held for pick-up by the Class B Shareholder of the principal executive office of Exchangeco)